These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

With Independent Accountants’ Review Report

Three Months Ended March 31, 2006 and 2007

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

THREE MONTHS ENDED MARCH 31, 2006 AND 2007

Table of Contents

Page

Independent Accountants’ Review Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7 - 8

Consolidated Statements of Cash Flows

………………………………………………………………

9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 101

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-7245

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the consolidated balance sheets of PT Indosat Tbk (“the Company”) and Subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the Indonesian Institute of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Indonesia, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any indications of material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

Purwantono, Sarwoko & Sandjaja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

May 11, 2007

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,4,30

4,136,132

2,954,612

324,042

Short-term investments - net of

allowance for decline in value

of Rp31,532 in 2006 and

Rp25,395 in 2007

2e

42,530

-

-

Accounts receivable

2f

Trade

16

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp84,855 in 2006

and Rp83,153 in 2007

5,30

117,991

79,161

8,682

Others - net of allowance

for doubtful accounts of

Rp56,695 in 2006

and Rp57,242 in 2007

30

122,555

116,404

12,766

Third parties - net of allowance

for doubtful accounts of

Rp538,910 in 2006

and Rp464,428 in 2007

6

980,943

992,340

108,833

Others - net of allowance

   for doubtful accounts of

   Rp32,319 in 2006 and

   Rp16,759 in 2007

30g

9,528

11,607

1,273

Inventories

2g

101,653

102,333

11,223

Derivative assets

2r,32

3,568

25,332

2,778

Advances

31,637

30,025

3,293

Prepaid taxes

7,14

876,733

1,014,150

111,225

Prepaid expenses

2h,2q,29,30

247,479

255,751

28,049

Other current assets

2d,30

51,918

47,848

5,248

Total Current Assets

6,722,667

5,629,563

617,412

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp1,718 in 2006

and Rp3,483 in 2007

2f,30

31,078

23,998

2,632

Deferred tax assets - net

2t,14

46,867

50,605

5,550

Investments in associated

companies - net of allowance

for decline in value of Rp56,300

in both periods

2i,8

524

286

31

Other long-term investments - net of

allowance for decline in value of

Rp99,977 in both periods

2i,9

2,730

8,509

933

Property and equipment

2j,2k,2p,

10,16,24

Carrying value

36,253,307

43,225,124

4,740,636

Accumulated depreciation

(14,206,565

)

(17,734,406

)

(1,944,988

)

Impairment in value

(98,611

)

(98,611

)

(10,815)

Net

21,948,131

25,392,107

2,784,833

Goodwill and other

intangible assets - net

2c,2l,11

2,918,759

2,554,239

280,131

Long-term receivables

30g

121,965

104,662

11,479

Long-term prepaid pension - net

of current portion

2q,29,30

230,996

220,119

24,141

Long-term advances

12,30

353,483

679,133

74,483

Others

2d,2h,30

270,064

364,150

39,937

Total Non-current Assets

25,924,597

29,397,808

3,224,150

TOTAL ASSETS

32,647,264

35,027,371

3,841,562

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

30

27,080

48,801

5,352

Third parties

181,969

290,510

31,861

Procurement payable

13,30

2,298,806

3,411,528

374,153

Taxes payable

2t,14

88,984

225,525

24,734

Accrued expenses

15,29,30

778,821

975,439

106,980

Unearned income

2o

541,212

581,933

63,822

Deposits from customers

26,525

106,563

11,687

Derivative liabilities

2r,32

159,602

164,446

18,035

Current maturities of:

Loans payable

2m,16

54,200

116,636

12,792

Bonds payable

2m,17

981,936

1,055,526

115,763

Other current liabilities

18,887

27,528

3,019

Total Current Liabilities

5,158,022

7,004,435

768,198

NON-CURRENT LIABILITIES

Due to related parties

30

20,821

17,968

1,971

Deferred tax liabilities - net

2t,14

916,272

1,260,904

138,287

Loans payable - net of current

maturities

2m,16

Related parties

30

631,550

637,086

69,871

Third parties

668,932

868,670

95,270

Bonds payable - net of current

maturities

2m,17

9,750,687

8,792,352

964,285

Other non-current liabilities

18,29,30

533,595

550,378

60,362

Total Non-current Liabilities

12,521,857

12,127,358

1,330,046

TOTAL LIABILITIES

17,679,879

19,131,793

2,098,244

MINORITY INTEREST

2b

184,935

209,158

22,939

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,378,666,499 B shares

in 2006, and 1 A share and

5,433,933,499 B shares in 2007

19

537,867

543,393

59,595

Premium on capital stock

 19

1,284,809

1,546,587

169,619

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

44,287

Stock options

2n,20

65,257

-

-

Difference in foreign currency

translation

2b

142

973

107

Retained earnings

Appropriated

49,922

66,157

7,256

Unappropriated

12,440,641

13,125,498

1,439,515

TOTAL STOCKHOLDERS’ EQUITY

14,782,450

15,686,420

1,720,379

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

32,647,264

35,027,371

3,841,562

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

OPERATING REVENUES

        2o,30

Cellular

21,34,35,36

2,171,917

2,898,980

317,940

Multimedia, Data Communication,

Internet (‘’MIDI’’)

22

455,672

493,523

54,126

Fixed Telecommunication

23,34,35

272,005

382,260

41,924

Total Operating Revenues

2,899,594

3,774,763

413,990

OPERATING EXPENSES

           2o

Depreciation and amortization

2j,10,11

836,453

976,952

107,145

Compensation to telecommunications

carriers and service providers

26,30,35

85,603

405,224

44,442

Personnel

2n,2p,2q,

24,29,30

286,902

355,808

39,023

Maintenance

2j

128,848

187,024

20,512

Administration and general

25,30

154,246

171,721

18,833

Marketing

80,365

141,407

15,508

Leased circuits

                                     30

40,216

52,693

5,779

Other costs of services

27,30

438,524

442,167

48,494

Total Operating Expenses

2,051,157

2,732,996

299,736

OPERATING INCOME

848,437

1,041,767

114,254

OTHER INCOME (EXPENSES)                 2o

Gain (loss) on change in fair value of

derivatives - net

2r,32

(222,441

)

68,628

7,527

Interest income

30

66,835

35,216

3,862

Financing cost

2m,16,17,

28,30

(328,373

)

(303,479

)

(33,284

)

Amortization of goodwill

2l,11

(56,627

)

(56,627

)

(6,210)

Gain (loss) on foreign exchange - net

2s,5,6

264,467

(48,550

)

(5,325)

Others - net

(14,715

)

(24,569

)

(2,694

)

Other Expenses - Net

(290,854

)

(329,381

)

(36,124)

INCOME BEFORE INCOME TAX

557,583

712,386

78,130

INCOME TAX EXPENSE

     2t,14

Current

116,442

207,939

22,805

Deferred

47,966

12,025

1,319

Income Tax Expense

164,408

219,964

24,124

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Three Months Ended March 31, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME

OF SUBSIDIARIES

393,175

492,422

54,006

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

(9,246

)

(8,538

)

(937

)

NET INCOME

383,929

483,884

53,069

BASIC EARNINGS PER SHARE          2v,19,31

71.46

89.05

0.01

DILUTED EARNINGS PER SHARE  2v,19,20,31

70.67

88.63

0.01

BASIC EARNINGS PER ADS

(50 B shares per ADS)                   2v,19,31

3,572.97

4,452.43

0.49

DILUTED EARNINGS PER ADS       2v,19,20,31

3,533.51

4,431.67

0.49

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Three Months Ended March 31, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah)

Three Months Ended March 31, 2006

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Total

Balance as of January 1, 2006

535,617

1,178,274

403,812

90,763

228

49,922

12,056,712

14,315,328

Issuance of capital stock resulting from the exercise of Employee Stock Option

Program (“ESOP”) Phase II

19,20

2,250

106,535

-

(25,506

)

-

-

-

83,279

Decrease in difference in foreign currency translation arising from the translation of the financial statements of  Indosat Finance Company B.V. and

Indosat International Finance Company B.V. from euro to rupiah - net of applicable income tax benefit of Rp32 and Rp4, respectively

2b

-

-

-

-

(86

)

-

-

(86

)

Net income for the period

-

-

-

-

-

-

383,929

383,929

Balance as of March 31, 2006

537,867

1,284,809

403,812

65,257

142

49,922

12,440,641

14,782,450

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Three Months Ended March 31, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah)

Three Months Ended March 31, 2007

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

Unappropriated

Total

Balance as of January 1, 2007

543,393

1,546,587

403,812

182

66,157

12,641,614

15,201,745

Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat

International Finance Company B.V. from euro, and Indosat

Singapore Pte. Ltd. from U.S. dollar  to rupiah - net of  applicable income tax expense of  Rp166, Rp164 and Rp9, respectively

2b

-

-

-

791

-

-

791

Net income for the period

-

-

-

-

-

483,884

483,884

Balance as of March 31, 2007

543,393

1,546,587

403,812

973

66,157

13,125,498

15,686,420

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

                    2007

Notes

             2006

              2007

          (Note 3)

                Rp

               Rp

             US$

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

2,870,069

3,842,144

421,380

Interest income

67,601

35,032

3,842

Interest rate swap contract

32n

1,275

-

-

Cash paid for:

Employees, suppliers and others

(1,434,968

)

(1,517,132

)

(166,389

)

Taxes

(169,888

)

(156,990

)

(17,217

)

Financing cost

(232,550

)

(191,542

)

(21,007

)

Net Cash Provided by Operating Activities

1,101,539

2,011,512

220,609

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property and equipment

10

148

67

7

Acquisitions of property and equipment

10

(1,437,387

)

(1,847,292

)

(202,598

)

Proceeds from sale of short-term investment

346

-

-

Acquisition of intangible assets

11

(320,000

)

-

-

Purchase of short-term investment

(1,426

)

-

-

Net Cash Used in Investing Activities

(1,758,319

)

(1,847,225

)

(202,591

)

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of long-term loans

(11,300

)

(15,800

)

(1,733)

Increase in restricted cash and cash equivalents

(1,297

)

(1,135

)

(124)

Proceeds from exercise of ESOP Phase II

83,279

-

-

Proceeds from long-term loans

4,961

-

-

Net Cash Provided by (Used in) Financing Activities

75,643

(16,935

)

(1,857

)

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS

(581,137

)

147,352

16,161

CASH AND CASH EQUIVALENTS AT BEGINNING

OF PERIOD

4,717,269

2,807,260

307,881

CASH AND CASH EQUIVALENTS AT END

OF PERIOD

4

4,136,132

2,954,612

324,042

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

163,728

225,066

24,684

Time deposits with original maturities

of three months or less

3,972,404

2,729,546

299,358

Cash and cash equivalents as stated

in the consolidated balance sheets

4,136,132

2,954,612

324,042

SUPPLEMENTAL CASH FLOWS INFORMATION:

Transaction not affecting cash flows:

Excess of fair value of stock options

under ESOP over the exercise

price charged to stock options

19,20

25,506

-

-

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 38 dated November 9, 2006 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. W7.HT.01.04.4134 dated November 28, 2006.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Posts and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

Based on Decree No. 19/KEP/M.KOMINFO/02/2006 dated February 14, 2006 of the Ministry of Communications and Information Technology, the Company has been determined as one of the winners in the selection of IMT-2000 cellular network providers using 2.1 GHz radio frequency spectrum (known as “3G”) for 1 block (2 x 5 MHz) of frequency. As a winner, the Company was obliged, among others, to pay the upfront fee of Rp320,000 (Note 11) and radio frequency fee.

Based on Decree No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006, the Government of the Republic of Indonesia, through the Ministry of Communications and Information Technology, amended the previous ministerial decree dated March 15, 2004 on the Company’s license on GSM cellular mobile network in order to include the rights and obligations of 3G services.

Based on Decree No. 181/KEP/M.KOMINFO/12/2006 dated December 12, 2006 of the Ministry of Communications and Information Technology regarding 800 MHz Frequency Channels Allocation for Local Fixed Wireless Network Services with Limited Mobility and Mobile Cellular Network, the Company has been granted two nationwide frequency channels, i.e channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 29, 2006 which is notarized under Deed No. 175 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of March 31, 2006 and 2007 is as follows:

President Commissioner

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Commissioner

Sum Soon Lim

Commissioner

Roes Aryawijaya

Commissioner

Setyanto P. Santosa

Commissioner

Lim Ah Doo *

Commissioner

Farida Eva Riyanti Hutapea *

Commissioner

Soeprapto S. IP *

* Independent commissioner

Based on (i) the minutes of the Company’s Board of Commissioners’ Meeting held on March 3, 2006, (ii) a resolution at the Annual Stockholders’ General Meeting held on June 29, 2006 which is notarized under Deed No. 175 of Aulia Taufani, S.H. (as a substitute notary of
Sutjipto, S.H.) on June 29, 2006 and (iii) the minutes of the Company’s Board of Commissioners’ Meeting held on November 15, 2006, the composition of the Company’s Board of Directors as of
March 31, 2006 and 2007, respectively, is as follows:

2006

2007

President Director

Hasnul Suhaimi

-* and **

Deputy President Director

Kaizad Bomi Heerjee

Kaizad Bomi Heerjee

Finance Director

Wong Heang Tuck

Wong Heang Tuck

Corporate Services Director

S. Wimbo S. Hardjito

S. Wimbo S. Hardjito

Information Technology

Director

Joseph Chan Lam Seng

-

Jabotabek and Corporate

Sales Director

Johnny Swandi Sjam

Johnny Swandi Sjam

Regional Sales Director

Wityasmoro Sih Handayanto

Wityasmoro Sih Handayanto

Marketing Director

Wahyu Wijayadi

Wahyu Wijayadi

Network Director

Raymond Tan Kim Meng

-

Network Director, also

acting as Information

Technology Director

-

      Raymond Tan Kim Meng

Director

-

Joseph Chan Lam Seng

*

In the absence of a President Director, the tasks of the President Director have been carried out by the Deputy President Director.

** On June 16, 2006, the Board of Commissioners approved the resignation of Hasnul Suhaimi effective on June 8, 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

The composition of the Company’s Audit Committee as of March 31, 2006 and 2007 is as follow:

Chairman

Lim Ah Doo

Member

Farida Eva Riyanti Hutapea

Member

Soeprapto S. IP

Member

Achmad Rivai

Member

Achmad Fuad Lubis

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 8,052 and 7,574 employees, including non-permanent employees, as of
March 31, 2006 and 2007, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

Principal Activity

Operations

2006

2007

Indosat Finance Company B.V.

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

     Company B.V.

Ámsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd.

Singapore

Telecommunication

2005

100.00

100.00

PT Indosat Mega Media

Jakarta

Multimedia

2001

99.85

99.85

PT Satelindo Multi Media

Jakarta

Multimedia

1999

99.60

99.60

PT Aplikanusa Lintasarta

Jakarta

Data Communication

1989

72.36

72.36

PT Artajasa Pembayaran Elektronis

Jakarta

Telecommunication

2000

39.80

39.80

Satelindo International Finance B.V.

Amsterdam

Finance

1996

100.00

-*

Total Assets

(Before Eliminations)

          Name of Subsidiary

       2006

          2007

Indosat Finance Company B.V.

2,808,304

2,846,286

Indosat International Finance Company B.V.

2,313,593

2,349,069

Indosat Singapore Pte. Ltd.

-

8,164

PT Indosat Mega Media

556,837

633,827

PT Satelindo Multi Media

10,690

10,690

PT Aplikanusa Lintasarta

921,307

1,005,358

PT Artajasa Pembayaran Elektronis

81,072

94,413

Satelindo International Finance B.V.

8,526

-*

* Liquidated on January 17, 2007

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (the Netherlands) on October 13, 2003. IFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Based on an IFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (in full amount, equivalent to Rp23,352) to IFB on August 31, 2006.

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (the Netherlands) on April 27, 2005. IIFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 17).

Based on an IIFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (in full amount, equivalent to Rp23,352) to IIFB on August 31, 2006.

Indosat Singapore Pte. Ltd. (“ISP”)

ISP was incorporated in Singapore on December 21, 2005 to engage in telecommunication services.

Based on an ISP shareholder’s resolution dated April 20, 2006, the Company agreed to make capital injection in ISP totaling US$650 (equivalent to SGD1,075,750, in full amount). The Company transferred in full such amount to ISP’s bank account on April 26, 2006.

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

Based on a circular resolution of SMM’s shareholders, SMM will be subject to liquidation effective May 5, 2006. As of March 31, 2007, such liquidation has not yet been finalized.

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Aplikanusa Lintasarta (“Lintasarta”) (continued)

On December 21, 2005, the Company entered into a Sale and Purchase Agreement, whereby the Company agreed to purchase 2.90% equity interest in Lintasarta from Dana Pensiun Bank Negara Indonesia (“DPBNI”) for Rp17,480. Such purchase of equity interest, which resulted in the recognition of goodwill, increased the Company’s ownership in Lintasarta from 69.46% to 72.36%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

On June 21, 2005, Lintasarta sold a portion of its ownership in APE to Yayasan Kesejahteraan Karyawan Bank Indonesia (“YKKBI”) for Rp7,250, resulting in the decrease of Lintasarta’s equity interest in APE from 65% to 55%.

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (the Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo” - see Note 1e) from third parties and is not involved in any other activity. In May 2000, SIB issued Guaranteed Floating Rate Bonds. In October 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions.

In the SIB shareholder’s meeting conducted on March 28, 2006, the shareholder agreed to start SIB’s voluntary liquidation process on April 1, 2006.

Based on an online extract from the Dutch Chamber of Commerce, the registration of SIB ended on January 17, 2007. Consequently, the liquidation process of SIB has been officially recognized since that date.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company and its subsidiaries (collectively referred to as the “Companies”) conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the three months ended March 31, 2006 and 2007 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Equity Interest (%)

2006

2007

IFB

100.00

100.00

IIFB

100.00

100.00

ISP

100.00

100.00

IMM

99.85

99.85

SMM

99.60

99.60

Lintasarta

72.36

72.36

SIB

100.00

-*

* Liquidated on January 17, 2007

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2006 and 2007 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, ISP and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, ISP and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Accounting for Acquired Businesses

For an acquisition accounted for under the pooling-of-interests method, the historical carrying amount of the net equity of the entity acquired is combined with that of the acquirer, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book value, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. The balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transactions.

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Unrealized gain (loss), if any, at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities”, which is a component of Stockholders’ Equity, and will be recognized as income or loss upon realization.

Investment in debt securities which are classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement

The time deposits are recorded at historical value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

h.

Prepaid Expenses

Prepaid expenses, mainly frequency fee, salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain property and equipment. The change in the estimated useful lives was made to reflect the effect of the integration of telecommunications network by location within the country and also in consideration of the effect of technological advancement and upgrades done by the Company. Below are the estimated useful lives starting January 1, 2005:

Years

Buildings

15 to 20

Submarine cables

12

Earth stations

10

Inland link

15

Switching equipment

10

Telecommunications peripherals

5

Information technology equipment

3 to 5

Office equipment

5

Building and leasehold improvements

5

Vehicles

5

Cellular technical equipment

10 to 15

Satellite technical equipment

12

Transmission and cross-connection equipment

12

Fixed Wireless Access (“FWA”) technical equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the period.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, building and leasehold improvements, submarine cables, inland link, transmission and cross-connection equipment, FWA technical equipment, telecommunications peripherals, building, information technology equipment, office equipment, and satellite technical equipment.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

 - Prepaid

6

 - Post-paid

5

Spectrum license

5

Brand

8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over the license period.

The Companies review the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call  traffic are recognized on the basis of the actual recorded traffic for the period and are reported on a net basis, after allocations to overseas international carriers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Fixed Telecommunication (continued)

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 35) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 34), are reported on a gross basis, before interconnection expenses/charges (Note 26). These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

In 2007, the Companies entered into several Memoranda of Understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 35).

Expenses

Expenses are recognized when incurred.

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the defined benefit obligation at that date. These gains or losses are recognized on a straight-line basis over the expected average remaining working lives of the employees. Prior service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g. paid annual leave, paid sick leave) and long-term (e.g. long-service leave, post-employment medical benefits).

r.

Derivatives

The Company enters into and engages in currency swap and foreign exchange contracts/transactions for the purpose of managing its foreign exchange rate exposures emanating from the Company’s bonds payable in foreign currencies.

The Company applies SAK 55, “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumption which are commonly used. Based on the specific requirements for hedge accounting under SAK 55, the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. Accordingly, changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For March 31, 2006 and 2007, the foreign exchange rates used (in full amounts) were Rp9,075 and Rp9,118 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia (Central Bank).

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.

Income Tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 38.

v.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed              by dividing net income by the weighted-average number of shares outstanding during the period after considering the effect of exercise of ESOP Phase II (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, after considering the dilutive effect caused by the stock options relating to the ESOP and convertible bonds issued by a subsidiary (Note 17).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

w.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rates published by Bank Indonesia on March 31, 2007 of Rp9,118 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2006

2007

Cash on hand

Rupiah

738

1,468

U.S. dollar (US$13 in 2006 and US$20 in 2007)

121

188

859

1,656

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

29,910

16,370

Bank Pembangunan Daerah DKI Jakarta

4,653

4,069

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

3,793

3,239

PT Bank Pembangunan Daerah Sumatera Selatan

890

2,096

PT Bank Mandiri Syari’ah (“Mandiri Syari’ah”)

-

1,548

PT Bank Internasional Indonesia Tbk (“BII”)

-

1,543

PT Bank Danamon Indonesia Tbk (“Danamon”)

1,638

1,139

Bank Pembangunan Daerah Yogyakarta

(“BPD Yogyakarta”)

1,236

609

Others (each below Rp500)

1,456

2,443

U.S. dollar

Mandiri (US$551 in 2006 and US$487 in 2007)

5,000

4,440

Others (US$12 in 2006 and US$34 in 2007)

105

311

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

5,075

23,230

Citibank N.A., Jakarta Branch

4,472

14,344

Deutsche Bank AG, Jakarta Branch

8,878

11,382

The Hongkong and Shanghai Banking Corp. Ltd.,

Jakarta Branch

17,057

8,382

PT Bank Artha Graha Internasional Tbk

505

2,203

American Express Bank Ltd.

-

1,817

PT Bank Niaga Tbk (“Niaga”)

5,608

1,096

PT Bank Permata Tbk

1,110

1,059

PT ANZ Panin Bank

223

568

PT Bank Umum Koperasi Indonesia (“Bukopin”)

3,833

21

Others (each below Rp500)

674

803

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2006

2007

Cash in banks (continued)

Third parties (continued)

U.S. dollar

Fortis Bank, The Netherlands (US$5,486)

-

50,018

Deutsche Bank AG, Jakarta Branch (US$3,657 in 2006

and US$4,655 in 2007)

33,186

42,446

Citibank N.A., Jakarta Branch (US$2,034 in 2006 and

US$2,440 in 2007)

18,460

22,243

Citibank N.A., Singapore Branch (US$650 in 2006 and

US$373 in 2007)

5,897

3,400

Bukopin (US$283 in 2006 and US$284 in 2007)

2,569

2,591

Niaga (US$630)

5,719

-

Others (US$101)

922

-

162,869

223,410

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

1,363,235

281,835

BRI

-

155,000

BNI

24,715

153,715

PT Bank DBS Indonesia (“DBS”)

-

125,000

Danamon

97,900

104,400

BTN

54,500

40,000

PT Bank Pembangunan Daerah Sulawesi Utara

1,000

1,000

Mandiri Syari’ah

-

1,000

BPD Yogyakarta

-

1,000

U.S. dollar

BNI (US$33,000 in 2006 and US$20,000 in 2007)

299,475

182,360

Danamon (US$15,000 in 2006 and 2007)

136,125

136,770

Mandiri Syari’ah (US$20,000 in 2006 and US$10,000 in 2007)

181,500

91,180

DBS (US$10,000)

-

91,180

BTN (US$10,000 in 2006 and US$5,000 in 2007)

90,750

45,590

Mandiri (US$2,450 in 2006 and US$1,705 in 2007)

22,232

15,547

BRI (US$35,000)

317,625

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2006

2007

Time deposits (continued)

Third parties

Rupiah

Niaga

68,500

136,000

Deutsche Bank AG, Jakarta Branch

223,164

127,177

Standard Chartered Bank, Jakarta Branch

-

75,000

Bukopin

11,500

63,500

PT Bank Mega Tbk

10,052

9,052

BCA

101,500

4,850

Others

5

6

U.S. dollar

Citibank N.A., Jakarta Branch (US$25,000)

-

227,950

Deutsche Bank AG, Jakarta Branch (US$53,236 in 2006

and US$21,432 in 2007)

483,119

195,416

Bukopin (US$32,000 in 2006 and US$18,000 in 2007)

290,400

164,124

Niaga (US$21,500 in 2006 and US$18,000 in 2007)

195,107

164,124

PT Bank Muamalat Indonesia Tbk (US$15,000)

-

136,770

3,972,404

2,729,546

Total

4,136,132

2,954,612

Time deposits denominated in rupiah earned interest at annual rates ranging from 5.00% to 13.00% in 2006 and from 3.00% to 11.25% in 2007, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.65% to 4.25% in 2006 and from 1.50% to 5.15% in 2007.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

The aging schedule of the accounts receivable is as follows:

2006

2007

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

126,889

62.56

81,565

50.25

4 - 6 months

88

0.04

3,041

1.87

Over 6 months

75,869

37.40

77,708

47.88

Total

202,846

100.00

162,314

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2006

2007

Balance at beginning of period

89,485

81,803

Provision (reversal)

(4,556

)

1,331

Net effect of foreign exchange adjustment

(74

)

19

Balance at end of period

84,855

83,153

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2006

2007

Overseas international carriers

DiGi Telecommunications Sdn Bhd, Malaysia (US$15,823 in 2006

and US$17,527 in 2007)

143,594

159,809

Telekom Malaysia Berhad, Malaysia (US$6,821 in 2006 and

US$7,111 in 2007)

61,901

64,839

Saudi Telecom Company, Saudi Arabia (US$9,326 in 2006 and

US$6,244 in 2007)

84,633

56,930

Maxis International Sdn Bhd, Malaysia (US$6,377 in 2006 and

US$4,527 in 2007)

57,871

41,282

Celcom Malaysia Berhad, Malaysia (US$733 in 2006 and

US$3,412 in 2007)

6,652

31,108

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in

2006 and 2007)

29,848

29,992

UAE-Etisalat, United Arab Emirates (US$4,708 in 2006 and

US$2,737 in 2007)

42,723

24,959

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in

2006 and 2007)

19,993

20,088

Korea International Telecommunication, Korea (US$734 in 2006

and US$1,001 in 2007)

6,661

9,123

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2006

2007

Overseas international carriers (continued)

Reach Hongkong, Hong Kong (US$478 in 2006 and US$701 in 2007)

4,338

6,396

DDI Corporation, Japan (US$2,433 in 2006 and US$530 in 2007)

22,080

4,837

Jabatan Telekom Brunei, Brunei Darussalam (US$763 in 2006 and

US$251 in 2007)

6,924

2,292

TT Dotcom Sdn Bhd, Malaysia (US$723 in 2006 and US$155 in 2007)

6,561

1,411

MCI Worldcom, U.S.A (US$551)

5,001

-

Others (each below Rp20,000, including US$26,627 in 2006 and

US$32,214 in 2007)

242,765

293,813

741,545

746,879

Local companies

PT Ratelindo

8,995

7,778

PT Satkomindo Mediyasa (US$863 in 2006 and US$629 in 2007)

7,835

5,741

PT Cakrawala Andalas Televisi (US$811 in 2006 and US$265 in 2007)

6,816

1,939

Others (each below Rp6,000, including US$11,396 in 2006 and

US$15,193 in 2007)

237,458

289,020

261,104

304,478

Post-paid subscribers from:

Cellular

459,646

365,401

Fixed wireless

35,994

18,402

Fixed lines

21,564

21,608

517,204

405,411

Total

1,519,853

1,456,768

Less allowance for doubtful accounts

538,910

464,428

Net

980,943

992,340

The aging schedule of the accounts receivable is as follows:

2006

2007

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

787,373

51.80

742,885

51.00

7 - 12 months

239,716

15.77

233,991

16.06

13 - 24 months

255,717

16.83

255,750

17.56

Over 24 months

237,047

15.60

224,142

15.38

Total

1,519,853

100.00

1,456,768

100.00

As of March 31, 2007, approximately 2.60% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 16).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2006

2007

Balance at beginning of period

528,314

423,730

Provision

39,460

38,650

Net effect of foreign exchange adjustment

(10,723

)

2,048

Write-off

(18,141

)

-

Balance at end of period

538,910

464,428

The net effect of foreign exchange adjustment was due to the strengthening or weakening  of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 5).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

PREPAID TAXES

This account consists of the following:

2006

2007

Claims for tax refund

657,896

850,572

Value Added Tax (“VAT”)

176,172

120,804

Others

42,665

42,774

Total

876,733

1,014,150

Claims for tax refund in 2006 and 2007 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

On December 4, 2006, the Company received assessment letter on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 corporate income tax amounting to Rp199,552. As of March 31, 2007, the Company has not yet received such amount (Note 40b).

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its  overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. As of March 31, 2007, the Company is in the process of preparing an objection letter to the Tax Office regarding the above SKPLB for the 2005 corporate income tax.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

Equity

of Associated

Carrying

Interest (%)

Cost

Companies

Value

2006

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Swadharma Marga Inforindo

20.00

100

424

524

Total

56,612

212

56,824

Less allowance for decline in value

56,300

-

56,300

Net

312

212

524

2007

Investments in:

 PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

 PT Swadharma Marga Inforindo

20.00

100

186

286

 Total

56,612

(26

)56,586

 Less allowance for decline in value

56,300

-

56,300

 Net

312

(26

)286

The Companies have provided allowance for decline in value amounting to Rp56,300 as of March 31, 2006 and 2007, which the Companies believe is adequate to cover probable losses on the above investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pasifik Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2006

2007

Investments in shares of stock accounted for under the cost

method - net

2,631

8,410

Equity securities which are available-for-sale

99

99

Total

2,730

8,509

a.

Investments in shares of stock which are accounted for under the cost method

2006

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.0087

49,977

Others

16.67 - 17.60

2,631

Total

102,608

 Less allowance for decline in value

99,977

Net

2,631

2007

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

2.29

50,000

ICO Global Communications (Holdings) Limited

0.0087

49,977

PT Starone Mitra Telekomunikasi

14.60

5,779

Others

12.80 - 16.67

2,631

Total

108,387

Less allowance for decline in value

99,977

Net

8,410

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS (continued)

b.

Equity securities which are available-for-sale

As of March 31, 2006 and 2007, this account consists of:

BNI

89

Telkom

10

Total

99

The Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  March 31, 2006 and 2007, which the Companies believe is adequate to cover probable losses on the investments.

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

On February 5, 2007, the Company's ownership in BM was diluted to 2.29% since the Company did not exercise the pre-emptive rights in relation to a Rights Issue conducted by BM.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

PT Starone Mitra Telekomunikasi (“SMT”)

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology in Central Java and its surroundings.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, the Company agreed to contribute Rp51,302 to the capital of SMT that consists of Rp5,779 cash and Rp45,523 in-kind contribution. The Company’s capital contribution as of March 31, 2007 represents its initial cash contribution of Rp5,779.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2006

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

328,654

-

-

2,965

331,619

Buildings

428,172

5,545

-

11,362

445,079

Submarine cables

862,848

-

-

390

863,238

Earth stations

116,519

-

-

-

116,519

Inland link

610,177

-

-

105,177

715,354

Switching equipment

343,102

-

-

2,977

346,079

Telecommunications

peripherals

1,832,196

58,762

9,978

11,641

1,892,621

Information technology

equipment

1,019,338

1,679

1,436

70,818

1,090,399

Office equipment

1,386,558

11,145

801

17,606

1,414,508

Building and leasehold

 improvements

1,129,242

470

-

101,453

1,231,165

Vehicles

15,946

662

195

-

16,413

Cellular technical

equipment

21,139,466

-

-

944,390

22,083,856

Satellite technical

equipment

1,272,846

-

-

2,848

1,275,694

Transmission and cross-

connection equipment

472,655

-

-

1,861

474,516

FWA technical equipment

434,744

-

-

1,173

435,917

Properties under

construction and

installation

3,680,665

1,114,326

-

(1,274,661

)

3,520,330

Total

35,073,128

1,192,589

12,410

-

36,253,307

Accumulated Depreciation

Buildings

197,312

6,150

-

-

203,462

Submarine cables

418,321

26,921

-

-

445,242

Earth stations

111,081

2,120

-

-

113,201

Inland link

95,666

11,330

-

-

106,996

Switching equipment

223,459

8,606

-

-

232,065

Telecommunications

peripherals

1,119,017

61,150

9,978

-

1,170,189

Information technology

equipment

735,830

49,122

1,436

-

783,516

Office equipment

711,564

40,629

801

-

751,392

Building and leasehold

improvements

466,716

52,336

-

-

519,052

Vehicles

10,844

511

195

-

11,160

Cellular technical

equipment

8,214,472

494,737

-

-

8,709,209

Satellite technical

equipment

840,041

36,263

-

-

876,304

Transmission and cross-

connection equipment

193,246

4,786

-

-

198,032

FWA technical equipment

72,167

14,578

-

-

86,745

Total

13,409,736

809,239

12,410

-

14,206,565

Less impairment in value

98,611

-

-

-

98,611

Net Book Value

21,564,781

21,948,131

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

2007

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

400,597

-

-

11,405

412,002

Buildings

456,091

181

-

2,163

458,435

Submarine cables

885,344

-

-

-

885,344

Earth stations

125,347

-

-

-

125,347

Inland link

857,946

-

-

31,044

888,990

Switching equipment

375,231

-

-

488

375,719

Telecommunications

peripherals

2,130,835

42,838

1,570

22,099

2,194,202

Information technology

equipment

1,276,839

1,105

2,043

77,009

1,352,910

Office equipment

1,551,683

17,021

108

32,326

1,600,922

Building and leasehold

 improvements

1,432,521

23

556

18,750

1,450,738

Vehicles

17,498

694

-

-

18,192

Cellular technical

equipment

25,797,738

-

50,452

934,659

26,681,945

Satellite technical

equipment

1,290,575

-

-

5,324

1,295,899

Transmission and cross-

connection equipment

479,020

-

-

1,896

480,916

FWA technical equipment

539,633

-

-

13,020

552,653

Properties under

construction and

installation

4,291,429

1,309,664

-

(1,150,183

)

4,450,910

Total

41,908,327

1,371,526

54,729

-

43,225,124

Accumulated Depreciation

Buildings

222,353

6,335

-

-

228,688

Submarine cables

525,191

21,454

-

-

546,645

Earth stations

118,237

1,161

-

-

119,398

Inland link

148,869

14,775

-

-

163,644

Switching equipment

258,697

8,868

-

-

267,565

Telecommunications

peripherals

1,364,343

65,166

1,570

-

1,427,939

Information technology

equipment

945,827

44,497

2,043

-

988,281

Office equipment

836,538

48,576

108

-

885,006

Building and leasehold

improvements

697,636

62,733

556

-

759,813

Vehicles

9,987

671

-

-

10,658

Cellular technical

equipment

10,382,388

590,258

50,452

-

10,922,194

Satellite technical

equipment

985,512

36,693

-

-

1,022,205

Transmission and cross-

connection equipment

212,424

4,695

-

-

217,119

FWA technical equipment

138,684

36,567

-

-

175,251

Total

16,846,686

942,449

54,729

-

17,734,406

Less impairment in value

98,611

-

-

-

98,611

Net Book Value

24,963,030

25,392,107

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the three months ended March 31, 2006 and 2007, sales of certain property and equipment were made as follows:

2006

2007

Proceeds from sale

148

67

Net book value

-

-

Gain

148

67

Depreciation expense charged to the statements of income amounted to Rp809,239 and Rp942,449 in 2006 and 2007, respectively.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of March 31, 2007, approximately 0.40% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 16).

As of March 31, 2007, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$135,778 and Rp30,068,714, including insurance on the Company‘s satellite amounting to US$14,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period

Amount

Three months ended March 31, 2007

53,091

Nine months ending December 31, 2007

144,266

Year ending December 31, 2008

153,148

Year ending December 31, 2009

135,174

Year ending December 31, 2010

81,620

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

The details of the Companies’ properties under construction and installation as of March 31, 2006 and 2007 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2006

Cellular technical equipment

79 - 96

3,104,209

April - August 2006

FWA technical equipment

93 - 97

112,512

April - June 2006

Submarine cables

20

97,663

June 2006

Building and leasehold improvements

76 - 80

80,027

April - June 2006

Inland link

57 - 92

52,623

April - November 2006

Telecommunications peripherals

95 - 99

16,046

April - May 2006

Satellite technical equipment

99

14,279

April 2006

Transmission and cross-connection equipment

79 - 90

14,039

April - May 2006

Information technology equipment

45 - 83

13,310

April - June 2006

Switching equipment

87 - 89

1,598

April - May 2006

Building

99

25

April 2006

Others

55 - 99

13,999

April - August 2006

Total

3,520,330

2007

Cellular technical equipment

88 - 99

2,827,727

April - December 2007

Building and leasehold improvements

75 -99

525,410

April - December 2007

Submarine cables

94

365,832

April 2007

Inland link

90 - 97

315,181

April - June 2007

Transmission and cross-connection equipment

95 - 97

270,374

May - December 2007

FWA technical equipment

97

89,541

April - December 2007

Telecommunications peripherals

85 - 97

21,866

April 2007

Building

31 - 97

11,931

April 2007

Information technology equipment

25 - 99

8,936

April - December 2007

Office equipment

90 - 99

6,213

April 2007

Satellite technical equipment

63

1,135

April 2007

Others

73 - 99

6,764

April 2007

Total

4,450,910

Borrowing costs (interest expense) capitalized to properties under construction and installation for the three months ended March 31, 2006 and 2007 amounted to Rp25,639 and Rp7,009, respectively.

11.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005 (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

11.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Starting January 2003, the Company changed its goodwill amortization period from 5 years to 15 years. The effect of the change is to decrease income before income tax as follows:

Period

Amount

Three months ended March 31, 2007

21,151

Nine months ending December 31, 2007

63,452

The details of goodwill and other intangible assets are as follows:

2006

2007

Balance at beginning of period

2,682,600

2,645,369

Addition (Note 1a)

320,000

-

Amortization of goodwill

(56,627

)

(56,627)

Amortization of other intangible assets

(27,214

)

(34,503

)

Balance at end of period

2,918,759

2,554,239

The addition to goodwill and other intangible assets in 2006 represented the payment of the upfront fee to the Ministry of Communications and Information Technology in connection with the selection of the Company as one of the IMT - 2000 cellular network providers using 2.1 GHz radio frequency bandwidth in Indonesia.

12.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

13.

PROCUREMENT PAYABLE

This account consists of the following:

2006

2007

Ericsson AB, Sweden (US$36,766 in 2006 and US$82,945

in 2007)

333,650

756,289

PT Ericsson Indonesia (including US$2,750 in 2006 and

US$28,880 in 2007)

78,344

484,463

PT Siemens Indonesia (including US$5,533 in 2006 and

US$12,054 in 2007)

146,638

317,947

PT Alcatel Indonesia (including US$14,843 in 2006 and

US$3,696 in 2007)

209,970

196,621

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

PROCUREMENT PAYABLE (continued)

2006

2007

PT Nokia Network (including US$2,490 in 2006 and

US$11,304 in 2007)

26,927

178,445

Huawei Tech Investment Co. Ltd., Hong Kong (including

US$5,759 in 2006 and US$12,441 in 2007)

52,266

113,438

Siemens Aktiengesellschaft, Germany (US$19,881 in 2006 and

US$11,395 in 2007)

180,420

103,900

Alcatel CIT, France (US$10,983 in 2006 and US$10,667 in 2007)

99,998

97,261

PT Karya Mitra Nugraha

8,188

92,647

PT Huawei Tech Investment (including

US$1,464 in 2006

and US$682 in 2007)

13,292

74,302

PT ZTE Indonesia (including US$2,817 in 2006 and

US$5,307 in 2007)

27,312

54,021

Nokia Corporation, Finland (US$15,593 in 2006 and

US$5,838 in 2007)

141,504

53,228

PT Merbau Prima Sakti

-

38,087

Siemens Mobile Communications S.p.A, Italy (US$9,367 in 2006

and US$3,969 in 2007)

85,003

36,191

Nokia Siemens Networks GmbH & Co. KG, Germany (US$3,707)

-

33,801

PT Silkar National Ltd.

-

32,626

Kopindosat

44,604

30,690

PT Industri Telekomunikasi Indonesia (Persero) (including

US$1,336 in 2006 and US$633 in 2007)

24,608

30,378

PT Dawamiba Engineering

31,126

26,305

PT Kopnatel Jaya (including US$10 in 2007)

31,018

21,525

Alcatel Italia S.p.A, Italy (US$2,204 in 2006 and US$2,095 in 2007)

20,002

19,103

PT Senopati Sellularindo

26,413

14,688

ZTE Corporation, China (including US$4,364 in 2006

and US$854 in 2007)

53,161

7,785

PT Varindo Buana Abadi (including US$3,303 in 2006

and US$528 in 2007)

34,427

7,231

PT Bukit Jaya Abadi

20,364

6,009

PT Bahyutama Kerta Mukti

20,386

1,711

Others (each below Rp20,000, including US$32,996 in 2006

and US$18,710 in 2007)

589,185

582,836

Total

2,298,806

3,411,528

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE

This account consists of the following:

2006

2007

Estimated corporate income tax payable,

less tax prepayments of Rp104,767 in 2006

and Rp60,823 in 2007

11,675

147,116

Income tax:

Article 21

8,904

11,537

Article 22

2,951

4,390

Article 23

28,949

36,386

Article 25

21,484

10,616

Article 26

6,194

7,634

VAT

1,007

3,228

Others

7,820

4,618

Total

88,984

225,525

The reconciliation between income before income tax and estimated taxable income of the Company for the three months ended March 31, 2006 and 2007 is as follows:

2006

2007

Income before income tax per consolidated statements of income

557,583

712,386

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(33,114

)

(28,314

)

Income before income tax of the Company

524,469

684,072

Positive adjustments

Provision for doubtful accounts

15,950

38,013

Accrual of employee benefits

40,668

28,610

Amortization of goodwill and other intangible assets

1,140

9,816

Donation

1,887

6,590

Amortization of debt and bonds issuance cost (Notes 16 and 17)

782

2,895

Provision for termination, gratuity and compensation benefits of employees

5,775

2,708

Representation and entertainment

1,748

1,012

Net periodic pension cost

-

437

Others

38,748

4,601

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Negative adjustments

Depreciation - net

(142,234

)

(103,053

)

Equity in net income of investees

(47,430

)

(36,927

)

Interest income already subjected to final tax

(60,630

)

(28,926)

Gain from sale of property and equipment

(52

)

(32)

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 10 and  24)

(34,939

)

-

Realization of stock option resulting from the exercise of

ESOP Phase II

(25,506

)

-

Write-off of accounts receivable

(16,585

)

-

Net periodic pension cost

(5,029

)

-

Estimated taxable income of the Company

298,762

609,816

The computation of the income tax expense for the three months ended March 31, 2006 and 2007 is as follows:

2006

2007

Estimated taxable income of the Company

298,762

609,816

Income tax expense - current (at statutory tax rates)

Company

89,611

182,927

Subsidiaries

26,831

25,012

Total income tax expense - current

116,442

207,939

Income tax expense (benefit) - deferred

Company - effect of temporary differences at enacted

maximum tax rate (30%)

Depreciation - net

42,670

30,916

Equity in net income of investees

14,229

11,078

Gain on sale of property and equipment

15

9

Provision for doubtful accounts

(4,785

)

(11,404

)

Accrual of employee benefits

(12,200

)

(8,583

)

Amortization of goodwill and other intangible assets

(342

)

(2,945)

Amortization of debt and bonds issuance cost

(Notes 16 and 17)

(235

)

(868)

Provision for termination, gratuity

and compensation benefits of employees

(1,733

)

(812

)

Net periodic pension cost

1,509

(131

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 10 and 24)

10,482

-

Compensation expense for ESOP

7,652

-

Write-off of accounts receivable

4,976

-

Others

(11,309

)

-

50,929

17,260

Subsidiaries

Effect of temporary differences at enacted

maximum tax rate (30%)

Depreciation - net

(2,432

)

(2,660

)

Provision for doubtful accounts - net

716

(807

)

Others

(1,247

)

(1,768

)

(2,963

)

(5,235

)

Net income tax expense - deferred

47,966

12,025

Net income tax expense

164,408

219,964

The computation of the estimated income tax payable and claim for tax refund for the three months ended March 31, 2006 and 2007 is as follows:

2006

2007

Income tax expense - current

Company

89,611

182,927

Subsidiaries

26,831

25,012

Total income tax expense - current

116,442

207,939

Less prepayments of income tax of the Company

Article 22

-

18,536

Article 23

41,582

4,162

Article 25

58,156

20,388

Total prepayments of income tax of the Company

99,738

43,086

Less prepayments of income tax of subsidiaries

Article 22

394

264

Article 23

8,076

7,348

Article 25

6,686

10,125

Total prepayments of income tax of subsidiaries

15,156

17,737

Total prepayments of income tax

114,894

60,823

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Estimated income tax payable

Company

-

139,841

Subsidiaries

11,675

7,275

Total estimated income tax payable

11,675

147,116

Claims for tax refund (presented as part of

“Prepaid Taxes”)

Company

10,127

-

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statements of income for the three months ended March  31, 2006 and 2007 is as follows:

2006

2007

Income before income tax per consolidated statements of income

557,583

712,386

Income tax expense at the applicable tax rate of 30%

167,275

213,716

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

14,111

11,286

Tax effect on permanent differences

Donation

574

1,983

Representation and entertainment

539

377

Employee benefits

401

267

Interest income already subjected to final tax

(20,296

)

(10,564

)

Assessments for income taxes and related penalties

732

-

Others

1,188

2,969

Adjustment due to tax audit and others

(116

)

(70)

Income tax expense - net per consolidated

statements of income

164,408

219,964

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of March 31, 2006 and 2007 are as follows:

2006

2007

Company

Deferred tax assets

Allowance for doubtful accounts

204,419

182,599

Accrual of employee benefits - net

109,661

138,016

Allowance for decline in value of investments in associated

companies and

other long-term investments

46,883

46,883

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Pension cost

27,089

24,618

Allowance for short-term investment

7,618

7,618

Compensation expense for ESOP

19,577

-

Others

11,309

-

Total

426,556

399,734

Deferred tax liabilities

Property and equipment

1,158,085

1,436,997

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

174,480

213,974

Deferred bonds and loans issuance costs and discount

6,679

4,863

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

1,752

Others

850

1,206

Total

1,341,846

1,658,792

Deferred tax liabilities - net

915,290

1,259,058

Subsidiaries (APE and SMM in 2006; IM2, APE and SMM in 2007)

Deferred tax assets

Allowance for doubtful accounts

512

1,336

Tax loss carryover

4,351

1,283

Others

288

702

5,151

3,321

Valuation allowance

(4,708

)

(1,640)

Net

443

1,681

Deferred tax liabilities

Property and equipment

195

2,916

Others

1,230

611

Total

1,425

3,527

Deferred tax liabilities - net

982

1,846

Deferred tax liabilities - net

916,272

1,260,904

Subsidiaries (Lintasarta and IMM in 2006; Lintasarta in 2007)

Deferred tax assets

Property and equipment

27,471

39,159

Allowance for doubtful accounts

10,011

3,584

Others

9,806

8,560

Total

47,288

51,303

Deferred tax liabilities

Others

421

698

Deferred tax assets - net

46,867

50,605

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of        March 31, 2006 and 2007 is as follows:

       2006

2007

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

915,290

-

      1,259,058

Subsidiaries

Lintasarta

39,546

-

          50,605

-

APE

-

982

-

              968

IMM

7,321

-

-

        878

Total

46,867

916,272

50,605

        1,260,904

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the doubtful accounts are written off, the accrued        employee benefits are paid, the allowance for decline in value of investments in associated companies and other long-term investments is realized upon sale of the investments, and the tax loss carryover is utilized. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/ subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of five years.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the Tax Office declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction.

As of March 31, 2007, no provision for probable loss on such loss carryover adjustment was made in the consolidated financial statements as the Company believes that the Company has computed its corporate income tax in accordance with the tax regulations.

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s  VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest) for fiscal year 2004, respectively (Note 40b). The Company accepted the SKPKB of income tax article 23. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction on income tax article 26.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005. As of March 31, 2007, the Company is in the process of preparing objection letters to the Tax Office regarding these SKPKBs.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The tax losses carryover of SMM as of March 31, 2007 can be carried forward through 2010 based on the following schedule:

Year of Expiration

Amount

2008

356

2009

2,035

2010

1,885

Total

4,276

15.

ACCRUED EXPENSES

This account consists of the following:

2006

2007

Interest

268,499

233,761

Network repairs and maintenance

117,987

161,254

Employee benefits

122,445

136,408

Marketing

34,589

91,462

Radio frequency fee

3,446

63,924

Consultancy fees

21,697

50,064

Concession fee

35,608

36,241

Universal Service Obligation (“USO”)

22,443

29,351

Rental

11,993

15,865

Others

140,114

157,109

Total

778,821

975,439

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE

This account consists of the following:

2006

2007

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp5,472

in 2006 and Rp959 in 2007

512,173

516,686

Mandiri - net of unamortized debt issuance cost of Rp1,215

in 2006 and Rp192 in 2007

119,377

120,400

Third parties - net of unamortized debt issuance cost of Rp6,451 in 2006 and Rp3,578 in 2007

723,132

985,306

Total loans payable

1,354,682

1,622,392

Less current maturities

Third parties

54,200

116,636

Long-term portion

1,300,482

1,505,756

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

* related parties

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

Syndicated Loan Facility 2 (continued)

On December 8, 2003, the Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The interest rate was fixed at 9.30% per annum for the three months ended March 31, 2006 and 2007.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan bears interest as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest at the rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : 10.5% per annum or a reference rate plus margin rate of 2.5%, whichever rate is higher.

As of March 31, 2006 and 2007, the outstanding balances of the loans are as follows:

Bank

2006

2007

BCA

611,763

611,763

BNI*

517,645

517,645

Mandiri*

120,592

120,592

Balance

1,250,000

1,250,000

Unamortized debt issuance cost

(13,138

)

(2,276

)

Net

1,236,862

1,247,724

* related parties

The amortization of debt issuance cost charged to operations amounted to Rp2,548 in 2006 and  Rp2,820 in 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

The loans from third parties consist of the following:

2006

2007

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp6,451

in 2006 and Rp1,125 in 2007

605,312

610,638

Finnish Export Credit Ltd. - net of unamortized debt

issuance cost of Rp2,453

-

309,383

Investment Credit Facility 4 from Niaga

43,281

35,946

Investment Credit Facility 3 from Niaga

68,539

29,339

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

6,000

-

Total

723,132

985,306

Less current maturities

54,200

116,636

Long-term portion

668,932

868,670

a.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a new credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the "arranger" and ABN-AMRO Bank N.V., Stockholm Branch as the "facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15% and will mature on May 12, 2011. Principal and interest are payable semi-annually.

As of March 31, 2007, the outstanding balance of the loan amounted to US$34,200 (equivalent to Rp311,836).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The amortization of debt issuance cost charged to operations amounted to Rp135 in 2007.

b.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunication equipment. The loan from the facility bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The first quarterly repayment of the principal had a grace period of 14 months from the date of the loan agreement. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility and receivables from frame relay (Note 6).

The loan also has the same restrictive covenants as the Investment Credit Facilities  2 and 3  from Niaga.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

c.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000 wherein Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility - see point “d” below. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The first quarterly repayment of principal had a grace period up to June 29, 2005. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility, receivables from frame relay (Note 6) and trade receivables from one of Lintasarta’s customers.

Based on addendum No. 215/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2 and 4 from Niaga.

d.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta had already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “c” above). This Import Sight L/C facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. The loan from this facility bears interest at 3-month time deposit rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003) per annum. Lintasarta had a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facilities and receivables from frame relay (Note 6).

Lintasarta is required to obtain prior written approval from Niaga if:

-

The combined ownership of the Company and YKKBI in Lintasarta became less than 51% during the facility period.

-

Lintasarta obtained new debts (Note 17).

-

Lintasarta invested in other than Lintasarta’s current business.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

d.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga (continued)

Lintasarta was also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income. However, based on addendum
No. 214/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, this requirement restricting Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The scheduled principal payments from 2008 to 2011 of all the loans payable as of March 31, 2007 are as follows:

Twelve months ending March 31,

        2008

   2009

 2010

2011

2012

Total

In rupiah

Syndicated Loan

Facility*

BCA

-

611,763

-

-

-611,763

BNI

-

517,645

-

-

-517,645

Mandiri

-

120,592

-

-

-120,592

Niaga

47,339

17,946

-

-

-

65,285

In U.S. dollar

FEC (US$34,200)

69,297

69,297

69,297

69,297

34,648

311,836

Total

116,636

1,337,243

69,297

69,297

34,6481,627,121

Less unamortized debt issuance cost

4,729

Net

1,622,392

*  please refer to previous discussion on early repayment option

17.

BONDS PAYABLE

As of March 31, 2006 and 2007, this account consists of:

2006

2007

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp20,265 in 2006

and Rp16,453 in 2007

2,702,235

2,718,947

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp19,037 in 2006

and Rp13,370 in 2007

2,480,963

2,486,630

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized

notes discount of Rp14,843 in 2006 and Rp12,893 in 2007; and

unamortized notes issuance cost of Rp31,138 in 2006 and

Rp27,046 in 2007

2,222,769

2,239,561

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost of Rp7,978 in 2006 and

Rp6,813 in 2007

807,022

808,187

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp2,828 in 2006 and Rp2,415 in 2007

282,172

282,585

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

2006

2007

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited Bonds II issued by Lintasarta*

-

31,150

Limited Bonds I issued by Lintasarta**

30,436

25,292

Convertible Bonds issued by Lintasarta***

5,526

5,526

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

951,500

-

Total bonds payable

10,732,623

9,847,878

Less current maturities

981,936

1,055,526

Long-term portion

9,750,687

8,792,352

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

***

after elimination of Convertible Bonds amounting to Rp14,473 issued to the Company

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additionals amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The amortization of notes issuance cost charged to operations amounted to Rp906 in 2006 and Rp979 in 2007.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba1 (released in March 2006) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, pays interest on the bonds, as follows:

Series A

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate (continued)

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp1,308 in 2006 and Rp1,485 in 2007.

Based on the latest rating report released in May 2007, the bonds currently have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the
12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on June 23, 2005.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes discount and issuance cost charged to operations amounted to Rp1,453 in 2006 and Rp1,564 in 2007.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba1 (released in March 2006) ratings from S&P and Moody’s, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds will mature on November 6, 2007.

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032

-

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

-

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp269 in 2006 and Rp304 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Each bondholder is entitled to a fixed Ijarah return (“Cicilan Imbalan Ijarah”) amounting to Rp8,550, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”) (continued)

The amortization of bonds issuance cost charged to operations amounted to Rp96 in 2006 and Rp108 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, pays quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the limited bonds II  (Note 16).

The proceeds of the limited bonds II were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the limited bonds I (Note 16).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 16).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The first amendment is effective starting July 1, 2004.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consisted of two series, had a total face value of Rp1,000,000 in Rp50 denomination and matured on April 12, 2006.

The Series A bonds amounting to Rp827,200 bore interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bore interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates were determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, paid quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that had been specifically used as security to its other creditors, were used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds had been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company was required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds had idAA+ (stable outlook) rating from Pefindo.

On September 12 and 13, 2005, the Company repurchased a portion of the Series A bonds with total principal amount of Rp48,500 at a price which was equal to 101.175% of the principal amount repurchased, plus the accrued and unpaid interest (totalling Rp50,562).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

On April 12, 2006, the Company repaid in full the First Indosat Bonds in Year 2001 amounting to Rp951,500 for the principal amount and Rp42,927 for the last quarterly interest.

The scheduled principal payments of all the bonds payable outstanding as of March 31, 2007 are as follows:

Twelve months ending March 31,

2012 and

        2008

   2009

 2010

2011

thereafterTotal

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$300,000)

-

-

-

2,735,400

-

2,735,400

Due 2012

(US$250,000)

-

-

-

-

2,279,500

2,279,500

Sub-total

-

-

-

2,735,400

2,279,500

5,014,900

In rupiah

Third Indosat Bonds *

-

1,860,000

-

640,000

-2,500,000

Second Indosat Bonds *

875,000

-

-

-

200,000

1,075,000

Fourth Indosat Bonds *

-

-

-

-

815,000

815,000

Syari’ah Ijarah Bonds *

-

-

-

-

285,000

285,000

Syari’ah Bonds

175,000

-

-

-

-

175,000

Limited Bonds II

of Lintasarta

-

-

31,150

-

-

31,150

Limited Bonds I

of Lintasarta

-

-

25,292

-

-

25,292

Sub-total

1,050,000

1,860,000

56,442

640,000

1,300,000

4,906,442

Convertible bonds of Lintasarta which will be converted into Lintasarta’s shares of common stock

5,526

Total

9,926,868

Less:

-

unamortized notes issuance cost

(43,499)

-

unamortized bonds issuance cost

(22,598)

-

unamortized notes discount

(12,893)

Net

9,847,878

*  Please refer to previous discussion on options for each bond/note.

18.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 29), other employee benefits and deposits from customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK

The Company’s capital stock ownership as of March 31, 2006 and 2007 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2006

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

40.37

Government of the Republic

of Indonesia

776,624,999

77,662

14.44

Commissioner:

Roes Aryawijaya

135,000

14

0.00

Directors:

Wahyu Wijayadi

252,500

25

0.01

Hasnul Suhaimi

240,000

24

0.01

Wityasmoro Sih Handayanto

200,000

20

0.00

Joseph Chan Lam Seng

90,000

9

0.00

Johnny Swandi Sjam

30,000

3

0.00

Raymond Tan Kim Meng

22,500

2

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,429,819,000

242,983

45.17

Total

5,378,666,500

537,867

100.00

2007

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioners:

Lee Theng Kiat

135,000

14

0.00

Roes Aryawijaya

135,000

14

0.00

Setyanto P. Santosa

135,000

14

0.00

Directors:

Wityasmoro Sih Handayanto

287,500

28

0.01

Wahyu Wijayadi

252,500

25

0.01

Raymond Tan Kim Meng

222,500

22

0.01

Joseph Chan Lam Seng

150,000

15

0.00

Wong Heang Tuck

150,000

15

0.00

Johnny Swandi Sjam

30,000

3

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,438,218,500

243,822

44.87

Total

5,433,933,500

543,393

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK (continued)

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its “B” Shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties.

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed BAPEPAM that ICLS acquired 46,340,000 “B” shares of the Company from the market.

On January 17, 2007, ICL, the Company’s majority shareholder, notified the Company regarding the plan of Qatar Telecom (“Qtel”) to make 25% equity investment in Asia Mobile Holdings Pte. Ltd. (“AMH”). Upon the closing of the transaction on March 1, 2007, STTC effectively controls 75% of the equity of AMH, which directly owns ICL and ICLS.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL's investment in the Company's equity shares in relation to the loan facility obtained by STTC.

As of March 31, 2007, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership interest in the Company.

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 256,433,500 “B” shares have been issued as of July 31, 2006 (Note 20) at a total premium of Rp873,512.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company “B” shares in reserve which were equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which would be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I was 90% of the average closing price [i.e. Rp1,567.4 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

STOCK OPTIONS (continued)

The ESOP had been distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options (as restated) had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options was one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options was one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II was 90% of the average closing price [i.e. Rp3,702.6 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting.  It was also resolved that the undistributed ESOP shares from ESOP Phase I would be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options being forfeited amounting to Rp3,609.

The total fair values of stock options distributed under ESOP Phase I and Phase II were Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

Based on a decree dated January 28, 2005 of the Board of Directors, the 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II was the same as that for the original ESOP Phase II, which was up to July 31, 2005.

The numbers of forfeited shares at the end of the vesting period of ESOP Phase I and ESOP Phase II were 162,500 (equivalent to Rp75) and 2,279,000 (equivalent to Rp2,584) shares, respectively.

At the end of each exercise period, the numbers of stock options under ESOP Phase I and Phase II exercised by the employees were 121,428,000 and 135,005,500 shares, respectively (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2006

2007

Usage charges

1,156,077

1,449,264

Features

723,077

980,424

Interconnection income

218,057

433,726

Connection fee

57,379

24,531

Monthly subscription charges

3,688

3,202

Others

13,639

7,833

Total

2,171,917

2,898,980

The above interconnection income includes interconnection income from related parties amounting to Rp149,864 and Rp310,947 in 2006 and 2007, respectively (Note 30).

22.

OPERATING REVENUES - MIDI

This account consists of:

2006

2007

Related parties

World link and direct link

23,095

24,010

Frame net

18,294

20,973

IP VPN

10,416

16,207

Application services

9,834

11,361

Leased line

4,324

8,064

Internet

17,289

6,959

Satellite lease

2,962

2,913

Others

6,691

2,338

Sub-total

92,905

92,825

Third parties

Internet

86,483

113,743

Frame net

79,444

65,043

World link and direct link

45,462

62,393

IP VPN

  38,998

61,994

Leased line

28,673

32,370

Digital data network

37,353

29,478

Satellite lease

31,947

19,409

Application services

6,287

8,529

TV link

3,327

2,842

Others

4,793

4,897

Sub-total

362,767

400,698

Total

455,672

493,523

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

23.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s share of revenue from the following:

2006

2007

International Calls

Outgoing calls

97,079

229,703

Incoming calls

112,834

84,371

Fixed Wireless

35,451

43,864

Fixed Line

25,700

23,817

Others

941

505

Total

272,005

382,260

Net settlements from other foreign telecommunication carriers of international telephone services amounted to Rp165,293 and Rp197,070 in 2006 and 2007, respectively.

Operating revenues from related parties amounted to Rp34,429 and Rp95,642 in 2006 and 2007, respectively. These amounts represent 12.66% and 25.02% of total operating revenues - fixed telecommunication in 2006 and 2007, respectively (Note 30).

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2006

2007

Salaries

70,673

84,322

Incentives and other employee benefits

66,427

65,261

Bonuses

39,535

45,823

Employee income tax

29,318

44,815

Early retirement*

-

31,104

Outsourcing

37,000

30,708

Postretirement healthcare benefit

19,752

25,609

Pension (Note 29)

5,495

10,444

Medical expense

11,497

9,449

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

6,420

5,790

Others

785

2,483

Total

286,902

355,808

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training packages.  During the three months ended March 31, 2007, there were additional 55 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2006 and 2007 amounted to Rp9,300 and Rp10,439, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2006

2007

Provision for doubtful accounts

34,966

37,155

Rent

31,856

26,486

Travel

13,766

20,273

Professional fees

12,854

16,459

Utilities

11,004

13,042

Catering

8,824

8,036

Insurance

10,089

7,787

Training, education and research

5,103

7,355

Communications

4,579

6,061

Office supplies and stationery

4,030

3,818

Public relations

1,895

2,911

Others

15,280

22,338

Total

154,246

171,721

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to the following:

2006

2007

Telkom

82,663

238,747

Other telecommunications carriers and

service providers

2,940

166,477

Total

85,603

405,224

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2o).

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30 and 36). The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2o). In 2007, the Company entered into several Memoranda of Understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on  Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 35).

The effects of these new arrangements on the Company’s 2007 consolidated financial statements are to increase the operating revenues and operating expenses by Rp320,330 each.

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2006

2007

Radio frequency fee

82,239

    132,372

Cost of SIM cards and pulse reload vouchers

177,350

      93,830

Utilities

43,702

     56,265

Rent

32,527

     40,093

Concession fee

28,801

       33,019

USO (Note 35)

21,884

      24,920

Billing and collection

10,421

       15,394

License fees

6,076

      13,096

Delivery and transportation

10,949

      12,320

Installation

5,896

      5,086

Wartel (“Phone Kiosk”) commission

8,262

      4,902

Insurance

621

      928

Communications

4,904

        504                         Others

4,892

       9,438

Total

438,524

 442,167

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2006

2007

Interest on loans

321,120

293,877

Amortization of debt/bonds issuance

cost and discount (Notes 16 and 17)

6,580

7,395

Bank charges

673

2,207

Total

328,373

303,479

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which is payable in 10 annual installments starting 2005 until 2015.

There were no contributions made by the Company, Satelindo and Lintasarta to Jiwasraya for the three months ended March 31, 2006 and 2007.

The net periodic pension cost for the pension plans for the three months ended March 31, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005 and 2006, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2006

2007

Annual discount rate

13.0%

10.5%

Expected annual rate of return on plan assets

10.0%

10.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate

CSO 1980

CSO 1980

a.

The composition of the net periodic pension cost for the three months ended March 31, 2006 and 2007 is as follows:

2006

2007

Service cost

7,445

10,286

Interest cost

15,910

16,530

Return on plan assets

(17,860

)

(17,766)

Net amortization

-

1,394

Net periodic pension cost (Note 24)

5,495

10,444

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

b. The funded status of the plans as of March 31, 2006 and 2007 is as follows:

2006

2007

Projected benefit obligation

(521,756

)

(671,439

)

Plan assets at fair value

736,119

745,421

Excess of plan assets over projected benefit obligation

214,363

73,982

Unrecognized actuarial loss

38,614

149,427

Total prepaid pension cost

252,977

223,409

c.

Movements in the prepaid pension cost during the three months ended March 31, 2006 and 2007 are as follows:

2006

2007

Beginning balance

Company

255,899

225,296

Lintasarta

2,573

8,278

Net periodic pension cost

Company

(5,226

)

(9,410

)

Lintasarta

(269

)

(1,034

)

Benefit payment

Company

-

279

Ending balance

Company

250,673

216,165

Lintasarta

2,304

7,244

d.

Prepaid pension cost consists of:

2006

2007

Prepaid pension:

Current portion (presented as part of “Prepaid Expenses”)

Company

20,899

3,172

Lintasarta

1,082

118

21,981

3,290

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

d.

Prepaid pension cost consists of (continued):

2006

2007

Long-term portion

Company

229,774

212,993

Lintasarta

1,222

7,126

230,996

220,119

252,977

223,409

Plan assets as of March 31, 2006 and 2007 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the three months ended March 31, 2006 and 2007 amounted to Rp4,226 and Rp4,032, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Companies also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. The Companies’ employees will receive the benefits under this law or defined benefit pension plan, whichever amounts are higher.

The net periodic Labor Law cost for the three months ended March 31, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005 and 2006, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2006

2007

Annual discount rate

13.0%

10.5%

Annual rate of increase in compensation

11.0 - 12.0%

10.0%

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic Labor Law cost for the three months ended March 31, 2006 and 2007 is as follows:

2006

2007

Service cost

3,315

3,339

Interest cost

2,768

2,293

Net amortization

337

158

Periodic Labor Law cost (Note 24)

6,420

5,790

b.

The composition of the accrued Labor Law cost as of March 31, 2006 and 2007 is as follows:

2006

2007

Projected benefit obligation

(92,035

)

(91,575

)

Unrecognized actuarial loss

29,836

18,631

Accrued Labor Law cost

(62,199

)

(72,944

)

c.

Movements in the accrued Labor Law cost during the three months ended March 31, 2006 and 2007 are as follows:

2006

2007

Beginning balance

Company

51,586

62,972

Lintasarta

3,887

5,450

IMM

482

978

Periodic Labor Law cost

Company

5,951

4,954

Lintasarta

348

655

IMM

121

181

Benefit payment

Company

(176

)

(2,246

)

Ending balance

Company

57,361

65,680

Lintasarta

4,235

6,105

IMM

603

1,159

As of March 31, 2007, Labor Law cost included in accrued expenses amounted to Rp1,689 (Note 15) for the current portion and in non-current liabilities amounted to Rp71,255 for the long-term portion (Note 18).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Cash and cash equivalents

State-owned banks (Note 4)

2,637,738

1,463,384

8.08

4.18

Accounts receivable - trade

Telkom

202,846

162,314

0.62

0.46

StarHub Pte. Ltd. (“StarHub”), Singapore

35,136

45,623

0.11

0.13

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

39,856

44,740

0.12

0.13

State-owned banks

30,031

24,465

0.090.07

Singapore Telecommunications Ltd

(“SingTel”), Singapore

31,822

10,715

0.10

0.03

PT Pos Indonesia (Persero)

9,011

9,047

0.03

0.03

PSN

3,124

5,139

0.01

0.01

PT Citra Sari Makmur (“CSM”)

3,816

4,371

0.010.01

Lembaga Kantor Berita Negara

(“LKBN”) Antara

5,258

1,821

0.02

0.01

Telkomsel

3,020

1,471

0.01

0.00

PT Napsindo Primatel International

1,362

1,369

0.00

0.00

Others

16,814

24,885

0.05

0.07

Total

382,096

335,960

1.17

0.95

Less allowance for doubtful accounts

141,550

140,395

0.43

0.40

Net

240,546

195,565

0.74

0.55

Prepaid expenses

Ministry of Communications and

Information Technology

76,005

91,724

0.23

0.26

Jiwasraya

21,981

3,290

0.07

0.01

Kopindosat

9,415

2,391

0.03

0.01

Others

4,144

1,818

0.01

0.01

Total

111,545

99,223

0.34

0.29

Other current assets

State-owned banks

33,333

12,136

0.10

0.03

Others

1,687

7

0.01

0.00

Total

35,020

12,143

0.11

0.03

Due from related parties

Key management personnel

18,472

11,393

0.06

0.03

Telkomsel

5,668

8,233

0.02

0.02

Kopindosat

6,197

5,958

0.020.02

BNI

1,061

1,235

0.00

0.00

Others

1,398

662

0.00

0.00

Total

32,796

                        27,481

0.10

0.07

Less allowance for doubtful accounts

1,718

3,483

0.01

0.01

Net

31,078

23,998

0.09

0.06

Long-term prepaid pension

Jiwasraya

230,996

220,119

0.71

0.63

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Long-term advances

Kopindosat

4,328

11,706

0.01

0.03

PT Industri Telekomunikasi

Indonesia (Persero)

-

9,586

-

0.03

Others

1,341

106

0.00

0.00

Total

5,669

21,398

0.01

0.06

Non-current assets - others

State-owned banks

26,676

32,100

0.08

0.09

Telkom

25,736

21,331

0.08

0.06

Kopindosat

-

7,140

-

0.02

Others

4,387

3,048

0.01

0.01

Total

56,799

63,619

0.17

0.18

Accounts payable - trade

Telkomsel

23,233

43,848

0.13

0.23

Telkom

2,513

637

0.01

0.00

Others

1,334

4,316

0.01

0.02

Total

27,080

48,801

0.15

0.25

Procurement payable

Kopindosat

44,604

30,690

0.25

0.16

PT Industri Telekomunikasi

Indonesia (Persero)

24,608

30,378

0.140.16

PT NexWave

-

7,215

-

0.04

PT SCS Astra Graphia Technologies

-

655

-

0.00

Total

69,212

68,938

0.39

0.36

Accrued expenses

Ministry of Communications and

Information Technology

61,497

129,516

0.34

0.67

Government of the Republic of

Indonesia

-

20,633

-

0.11

Key management personnel

26,395

9,269

0.15

0.05

Telkom

5,762

7,114

0.03

0.04

Kopindosat

7,893

5,786

0.04

0.03

Others

4,396

4,933

0.02

0.03

Total

105,943

177,251

0.58

0.93

Due to related parties

Indonesia Comnet Plus (“Comnet”)

8,016

7,885

0.04

0.04

TVRI

2,262

4,962

0.01

0.03

State-owned banks

1,875

1,875

0.01

0.01

Kopindosat

1,518

1,514

0.01

0.01

PT Pos Indonesia (Persero)

4,100

48

0.02

0.00

Others

3,050

1,684

0.02

0.01

Total

20,821

17,968

0.11

0.10

Loans payable

State-owned banks

631,550

637,086

3.54

3.29

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Other non-current liabilities

Telkomsel

14,357

12,693

0.08

0.07

StarHub

1,091

3,727

0.01

0.02

Others

-

956

-

0.00

Total

15,448

17,376

0.09

0.09

Percentage to Respective Income

or Expenses

Amount

(%)

2006

2007

2006

2007

Operating revenues

Telkom

177,749

286,800

6.13

7.60

Telkomsel

593

144,564

0.02

3.83

State-owned banks

35,867

38,437

1.24

1.02

Ministry of Communications

and Information

Technology

-

2,545

-

0.07

CSM

2,465

2,070

0.09

0.05

StarHub

11,461

1,728

0.40

0.05

PSN

1,230

1,663

0.04

0.04

PT Angkasa Pura (Persero)

1,139

1,410

0.04

0.04

LKBN Antara

6,339

1,127

0.22

0.03

SingTel

24,149

861

0.83

0.02

Others

16,206

18,209

0.55

0.48

Total

277,198

499,414

9.56

13.23

Operating expenses

Compensation to telecommunication

carriers and service providers

Telkom

82,663

238,747

4.03

8.74

Telkomsel

-

104,930

-

3.84

PSN

163

638

0.01

0.02

Total

82,826

344,315

4.04

12.60

Personnel

Kopindosat

19,355

29,933

0.94

1.10

Key management personnel

33,697

23,847

1.64

0.87

Jiwasraya

5,495

10,444

0.27

0.38

Total

58,547

64,224

2.85

2.35

Maintenance

Kopindosat

4,039

617

0.20

0.02

Others

-

2,536

-

0.09

Total

4,039

3,153

0.20

0.11

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income

or Expenses

Amount

(%)

2006

2007

2006

2007

Administration and general

Kopindosat

3,025

10,838

0.15

0.40

PLN

-

8,213

-

0.30

UGBDN

99

1,558

0.00

0.06

Others

4,080

3,363

0.20

0.12

Total

7,204

23,972

0.35

0.88

Leased circuits

Comnet

4,536

7,382

0.22

0.27

SingTel

6,289

4,587

0.31

0.17

StarHub

1,875

2,365

0.09

0.09

Total

12,700

14,334

0.62

0.53

Other costs of services

Ministry of Communication

and Information Technology

132,924

190,311

6.48

6.96

Others

1,058

743

0.05

0.03

Total

133,982

191,054

6.53

6.99

Other income (expenses)

Interest income (expense) - net

State-owned banks

24,991

(1,446

)

(8.59

)

0.44

Others

-

1,558

-

(0.47

)

Net

24,991

112

(8.59

)

(0.03

)

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company also obtained loans from BNI and Mandiri (Note 16).

b.

Telkom

(1)

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(1)

a.

Fixed telecommunication services (continued)

The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call as compensation for billing processing.

On December 28, 2006, the Company entered into Memorandum of Understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into Memorandum of Understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the sixth amendment agreement dated September 29, 2006. Transponder lease expense charged to operations amounted to Rp1,350 in 2006 and Rp3,521 in 2007 which is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Percentage to Respective Income

or Expenses

Amount

            (%)

2006

2007

2006

2007

Net operating revenues

177,749

286,800

4.56

7.60

Operating expenses

82,663

238,747

4.03

8.74

c.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

d.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under contractual sharing agreements which provide the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

d.

Telkomsel (continued)

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

On December 8, 2006, the Company entered into Memorandum of Understanding with Telkomsel applying the new interconnection rates under cost-based regime to comply with Regulation
No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology.

Net interconnection revenues (charges) from Telkomsel for the three months ended March 31, 2006 and 2007 are as follows:

2006

2007

Interconnection revenues

170,347

111,339

Interconnection charges

(177,482

)

(104,930

)

Net revenues (charges)

(7,135

)

6,409

e.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

f.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of  March 31, 2006 and 2007, Kopindosat has investments in the following entities:

Equity Interest (%)

2006

2007

PT Persada Alih Daya

-

99.00

PT Puri Perkasa Farmindo

88.00

99.00

Lintasarta

0.66

0.66

IMM

0.15

0.15

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

f.

Kopindosat (continued)

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees which is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

g.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Companies to their employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which are amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2006 and 2007 amounted to Rp18,472 and Rp11,393, respectively, and are presented as part of “Due from Related Parties”. Those given to non-key management personnel amounting to Rp1,791 and Rp2,377 as of
March 31, 2006 and 2007, respectively, are presented as part of “Accounts Receivable - Others” for the current portion, and Rp121,965 and Rp104,662 as of March 31, 2006 and 2007, respectively, as “Long-term Receivables” for the non-current portion.

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

StarHub

Affiliate

Operating revenues -

international calls

2.

TVRI

Affiliate

Operating revenues - MIDI

3.

SingTel

Affiliate

Operating revenues -

international calls

4.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

5.

CSM

Affiliate

Operating revenues - MIDI

6.

LKBN Antara

Affiliate

Operating revenues - MIDI

7.

PT Napsindo Primatel

International

Affiliate

Operating revenues - MIDI

8.

Ministry of Communications

Government agency

Operating revenues - MIDI,

and Information Technology

concession fee, frequency fee

and USO

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

9.

PT Industri Telekomunikasi

Indonesia (Persero)

Affiliate

Procurement payable

10.

PT NexWave

Affiliate

Procurement payable

11.

PT SCS Astra Graphia

Technologies

Affiliate

Procurement payable

12.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

13.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

14.

 PLN

Affiliate

Utilities expense

15.

UGBDN

Affiliate

Rent expense

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2006

2007

Numerator for basic earnings per share - net income

383,929

483,884

Dilutive effect of convertible bonds (Note 17)

(2,922

)

(2,256

)

Numerator for diluted earnings per share

381,007

481,628

Denominator - number of shares

Denominator for basic earnings per share:

Weighted-average number of shares outstanding

during the period (including effect of exercise

of ESOP Phase II)

5,372,684,141

5,433,933,500

Dilutive effect of ESOP Phase II (Note 20)

18,655,622

-

Denominator for diluted earnings per share

5,391,339,763

5,433,933,500

Basic earnings per share

71.46

89.05

Diluted earnings per share

70.67

88.63

Basic earnings per ADS (50 B shares per ADS)

3,572.97

4,452.43

Diluted earnings per ADS

3,533.51

4,431.67

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

DERIVATIVES

During 2006 and 2007, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of March 31, 2006 and 2007:

                  Fair Value (Rp)

Notional

             2006

2007

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”)

25,000

-

11,113

-11,938

b.

Goldman Sachs International (“GSI”)

100,000

-

43,544

-19,013

c.

GSI

25,000

-

25,902

-31,813

d.

GSI

75,000

-

1,935

17,404

-

e.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”)

25,000

-

10,243

-8,565

f.

MLCMB

25,000

-

36,257

-

37,874

g.

StandChart

25,000

-

15,042

-24,973

h.

MLCMB

25,000

-

11,760

-14,313

i.

StandChart

25,000

3,568

-

-

8,677

j.

StandChart

25,000

-

-

1,571

-

k.

The Hongkong and Shanghai Banking

Corporation Limited, Jakarta

Branch (“HSBC”)

25,000

-

-

-7,280

l.

Goldman Sachs Capital Market (“GSCM“)

10,000

-

-

4,854

-

m.

StandChart

2,000

-

-

90

-

Sub-total

3,568

155,796

23,919

164,446

Interest Rate Swap:

n.

GSCM

(*)

25,000

-

3,806

--

o.

GSCM

25,000

-

-

1,413

-

Sub-total

-

3,806

1,413

-

Total

3,568

159,602

25,332

164,446

(*)  terminated in October 2006

The net change in fair value of the swap contracts totalling (Rp222,441) and Rp68,628 in 2006 and 2007, respectively, is presented as “Gain (Loss) on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) in  the  consolidated  statements  of income. “Derivative assets”   presented  under current assets amounted to Rp3,568 and Rp25,332 as of March 31, 2006 and 2007, respectively, and “Derivative liabilities” presented under current liabilities amounted to Rp159,602 and Rp164,446 as of March 31, 2006 and 2007, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

DERIVATIVES (continued)

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On April 23, 2004, the Company entered into a cross currency swap contract with StandChart which is effective starting April 13, 2004. Based on the contract, the Company will swap at the termination date on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum.

b.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and
(ii) the amount of US$11,750 on May 13, 2008.

c.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to termination date, at the fixed rate of 4.30% of US$25,000 per annum.

d.

On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 3.28% of US$75,000 per annum.

e.

On September 20, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting September 22, 2005. Based on the contract, the Company will receive, at termination date on June 22, 2012, the following:

•

If the rupiah/US$ spot rate at termination date is less than Rp9,500 to US$1 (in full amounts), the Company will receive zero amount from MLCMB.

•

If the rupiah/US$ spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,500/rupiah/US$ spot rate) (in full amount).

•

If the rupiah/US$ spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which is equal to US$25,000 multiplied by (Rp14,000 - Rp9,500)/rupiah/US$ spot rate (in full amounts).

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 2.99% of US$25,000 per annum.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

b.

On November 16, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting November 18, 2005. Based on the contract, the Company will swap at  the termination date on June 22, 2012, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 5.50% of US$25,000 per annum.

c.

On January 11, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting January 13, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp236,250 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 4.78% of US$25,000 per annum.

h.

On March 1, 2006, the Company entered into a cross currency swap contract with MLCMB which is effective starting March 3, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp229,975 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 4.15% of US$25,000 per annum.

i.

On March 15, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting March 17, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp228,550 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.75% of US$25,000 per annum.

j.

On May 12, 2006, the Company entered into a cross currency swap contract with StandChart. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp217,500 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.45% of US$25,000 per annum.

k.

On August 8, 2006, the Company entered into a cross currency swap contract with HSBC. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp225,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to and including termination date at the fixed rate of 4.00% of US$25,000 per annum.

l.

On January 2, 2007, the Company and GSCM entered into a currency forward contract with notional amount of US$10,000 and USD/IDR fixing rate of Rp8,955 to US$1 (in full amounts). Based on the contract:

•

If the USD/IDR fixing rate is lower than Rp9,600 to US$1 (in full amounts), the Company will buy US$10,000 at USD/IDR fixing rate on the respective settlement dates.

•

If the USD/IDR fixing rate is at or higher than Rp9,600 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

The contract provides that the settlement dates are on May 4, 2007, June 6, 2007 and July 5, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

m.

On February 15, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$2,000 and USD/IDR fixing rate of Rp8,950 to US$1 (in full amounts). Based on the contract:

•

If the USD/IDR fixing rate is lower than Rp9,215 to US$1 (in full amounts), the Company will buy US$2,000 at USD/IDR fixing rate on the respective settlement dates.

•

If the USD/IDR fixing rate is at or higher than Rp9,215 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

The contract provides that the settlement dates will be every month starting March 20, 2007 to February 20, 2008.

All cross-currency swap contracts with GSI (Notes 32b, 32c and 32d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant Credit Events. Upon the occurrence of any of these Credit Events, the Company’s obligations and those of GSI under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

n.

On March 15, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which was effective starting
December 22, 2005, the Company agreed to pay at the fixed rate of 4.90% of US$25,000 per annum, in quarterly intervals, every March 22, June 22, September 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012. The swap income arising from this transaction amounting to Rp1,275 in 2006 is presented as part of “Gain (Loss) on Change in Fair Value of Derivatives - Net” under  Other Income (Expenses).

On October 16, 2006, the Company early terminated its interest rate swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006.

o.

On July 18, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which is effective starting December 22, 2006, the Company agreed to pay at the fixed rate of 5.90% of US$25,000 per annum, in semi-annual intervals, every June 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012.

The contract provides early termination option for GSCM starting on June 22, 2007 and semi-annually thereafter with five (5) New York business days’ prior notice.

33.

COMMITMENTS AND CONTINGENCIES

a.

As of March 31, 2007, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$273,249 and Rp2,191,566 (Note 40g).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

COMMITMENTS AND CONTINGENCIES (continued)

The significant commitments on capital expenditures are as follows:

•

On February 1, 2007, the Company has issued several POs totalling US$1,550 and Rp306,106 to PT Alcatel Indonesia for Site Infrastructure Project. The issued POs that have not been served amounted to US$1,240 and Rp246,244 as of March 31, 2007.

•

On September 29, 2006, the Company entered into WCDMA/HSDPA Radio Access Network Development Project Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$55,220 and Rp216,039. As of March 31, 2007, the Company has issued several POs totalling US$29,119 and Rp113,327. The issued POs that have not been served amounted to US$13,019 and Rp66,619 as of March 31, 2007.

•

On September 25, 2006, the Company entered into Single Intelligent Network Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$67,091 and Rp92,364. As of March 31, 2007, the Company has issued several POs totalling US$29,668 and Rp74,372. The issued POs that have not been served amounted to US$22,818 and Rp68,216 as of March 31, 2007.

•

On July 28, 2005, the Company entered into Supply and Installation of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands Agreements with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italy. The latest amendment to these agreements was made on February 1, 2007. The total contract prices, as amended, under these agreements amounted to US$38,871 and Rp198,030. As of March 31, 2007, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$11,906 and Rp91,347 as of March 31, 2007.

•

On July 22, 2005, the Company entered into Supply and Installation of PDH Microwave Roll-out Agreement with PT Ericsson Indonesia and Ericsson AB. The issued POs that have not been served amounted to US$27,336 and Rp122,167 as of March 31, 2007.

•

On July 1, 2005, the Company entered into 2005 - 2008 BSS Expansion Agreements with
PT Nokia Networks and Nokia Corporation. The latest amendment to these agreements was made on February 16, 2007. The total contract prices, as amended, under these agreements amounted to US$175,767 and Rp257,379. As of March 31, 2007, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$17,619 and Rp39,434 as of March 31, 2007.

•

On June 22, 2005, the Company entered into Supply and Installation of PDH Microwave Radio for Sumatra Area Agreement with PT Siemens Indonesia and Siemens Mobile Communications S.p.A. The issued POs that have not been served amounted to US$14,500 and Rp158,018 as of March 31, 2007.

•

On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with PT Ericsson Indonesia and Ericsson AB. The latest amendment to these agreements was made on December 5, 2006. The total contract prices, as amended, under these agreements amounted to US$61,807 and Rp155,370. As of March 31, 2007, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$2,987and Rp33,952 as of March 31, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

COMMITMENTS AND CONTINGENCIES (continued)

b.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures at the maximum period of six months and can be drawn in tranches with minimum amounts of US$500. Interest will be charged on daily balances at 3% per annum and 6.3% per annum below the HSBC Term Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

Based on the loan/overdraft facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap, with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with maximum maturity of 3 months.

The facilities expired on February 28, 2006 and were extended for 12 months.

As of March 31, 2007, the Company has not used these facilities and the process of further extending such facilities is still ongoing.

a.

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG, Jakarta Branch to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance matures at the maximum period of six months and bears interest as follows:

-

The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

-

The interest on each advance with maturities of over three months but less than six months is payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG, Jakarta Branch for the issuance of bank guarantee.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

COMMITMENTS AND CONTINGENCIES (continued)

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of March 31, 2007, the facilities have not been terminated and the Company has not used these facilities.

a.

On January 23, 2007, the Company obtained a credit facility of US$10,000 or its IDR equivalent from StandChart to fund the Company’s short-term working capital needs. The credit facility is a revolving loan that will be available until December 31, 2007. After the full amount of the facility is drawn, this credit facility continues to become available for a period of one up to six months that can be further rolled over. The revolving loan bears interest at SIBOR plus 1.25% per annum, and at the prevailing annual rate of one-month Certificate of Bank Indonesia plus 1.70% for the portions of the revolving loan denominated in U.S. dollar and rupiah, respectively.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

As of March 31, 2007, the Company has not used this facility.

e.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On       April 25, 2005, the Company was discharged as the CBP.

As of March 31, 2007, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$12,204. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

f.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. However, on December 1, 2003, the MOF through its letter No. S-6287/LK/2003 increased the penalty for the dividend from the Company’s net income in 2000 from Rp38,096 to Rp42,902.

After several letters issued by the Company and responded to by the Ministry of State-owned Enterprises and the MOF, it was confirmed that the Company’s total penalties amounted to Rp63,535 for the dividends from the Company’s net income in 1999 and 2000.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

COMMITMENTS AND CONTINGENCIES (continued)

Based on a Circular Resolution dated September 18, 2006 of the Company’s Board of Directors, after carefully considering the input made by the Government of Indonesia at the Company’s Stockholders’ Annual General Meeting held on June 29, 2006, the Board of Directors agreed to amicably settle such dividend penalties in such amount and terms of payment acceptable to the MOF.

In 2006, the Company accrued the penalty in the amount of Rp20,633 representing its estimate of the penalty it will pay to the Government and pertaining to the dividend from the Company’s 1999 net income. Up to March 31, 2007, no resolution has been agreed between the Company and the MOF.

g.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the scheme of payment set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

34.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on decision letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 from the Ministry of Communications and Information Technology, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”) were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

Under the new regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

The cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has a revenue of more than 25% of total industry revenue for a certain segment.

As of March 31, 2007, the Company is gradually adopting the new cellular tariff system.

c.

Fixed telecommunication services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of March 31, 2007, the Company is gradually adopting the new fixed telecommunication tariff system.

35.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

INTERCONNECTION TARIFFS (continued)

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree
No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

c.

Between cellular telecommunications network and domestic PSTN (continued)

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to March 31, 2007, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 36).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Universal Service Obligation (“USO”)

On September 30, 2005, the Ministry of Communications issued Regulation
No. 15/PER/M.KOMINFO/9/2005, which set forth the basic policy underlying the USO program and requiring telecommunication operators in Indonesia to contribute 0.75% of annual gross revenue (with the consideration for bad debt and interconnection charges) for USO development.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM.37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M. KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government. The Directorate General of Posts and Telecommunications issued Decree No. 278/DIRJEN/2006 on August 4, 2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel).

The decree has been implemented since January 1, 2007 as agreed by all operators and approved by the Government.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of March 31, 2007, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on July 1, 2004. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee. On December 27 and 28, 2006, the Company entered into Memorandum of Understanding with Komselindo and Excelcom, respectively, applying the new interconnection rates under cost-based regime.

Net interconnection revenues (charges) from (to) the operators are as follows:

2006

2007

Excelcom

(12,526

)

(1,185)

Komselindo

292

1,530

Net

revenues (charges)

(12,234

)

345

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

37.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of      March 31, 2007 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

172,916

1,576,648

Accounts receivable

Trade

112,690

1,027,509

Others

415

3,784

Derivative assets

2,778

25,330

Other current assets

323

2,945

Due from related parties

722

6,582

Non-current assets - others

1,289

11,753

Total assets

291,133

2,654,551

Liabilities:

Accounts payable - trade

32,107

292,751

Procurement payable

215,715

1,966,889

Accrued expenses

22,154

202,000

Deposits from customers

1,314

11,981

Derivative liabilities

18,035

164,446

Other current liabilities

41

372

Loans payable (including current maturities)

34,200

311,836

Bonds payable

550,000

5,014,900

Other non-current liabilities

7,558

68,914

Total liabilities

881,124

8,034,089

Net liabilities position

589,991

5,379,538

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

38.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

38.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2006

Operating revenues

Revenues from external customers

2,171,917

272,005

455,6722,899,594

Inter-segment revenues

(33,822

)

33,822

65,09065,090

Total operating revenues

2,138,095

305,827

520,7622,964,684

Inter-segment revenues elimination

(65,090

)

Operating revenues - net

2,899,594

Income

Operating income

574,034

151,538

122,865

848,437

Gain on foreign exchange - net

264,467

Interest income

66,835

Financing cost

(328,373

)

Loss on change in fair value  of derivatives - net

(222,441

)

Income tax expense

(164,408

)

Amortization of goodwill

(56,627

)

Others - net

(14,715

)

Income before Minority Interest in Net Income

of Subsidiaries

393,175

Other Information

Segment assets

28,431,755

1,128,760

3,469,07533,029,590

Unallocated assets

5,716,070

Inter-segment assets elimination

(6,098,396

)

Assets - net

32,647,264

Segment liabilities

19,026,439

905,917

991,09920,923,455

Unallocated liabilities

2,034,176

Inter-segment liabilities elimination

(5,092,817

)

Liabilities - net

17,864,814

Capital expenditure

1,017,717

48,028

126,8441,192,589

Depreciation and amortization

675,986

43,661

116,806836,453

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

38.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2007

Operating revenues

Revenues from external customers

2,898,980

382,260

493,523

3,774,763

Inter-segment revenues

(23,132

)

23,132

70,05570,055

Total operating revenues

2,875,848

405,392

563,578

3,844,818

Inter-segment revenues elimination

(70,055)

Operating revenues - net

3,774,763

Income

Operating income

783,286

150,174

108,307

1,041,767

Gain on change in fair value  of derivatives - net

68,628

Interest income

35,216

Financing cost

(303,479

)

Income tax expense - net

(219,964)

Amortization of goodwill

(56,627)

Loss on foreign exchange - net

(48,550

)

Others - net

(24,569)

Income before Minority Interest in Net Income

of Subsidiaries

492,422

Other Information

Segment assets

31,412,925

1,504,858

3,868,577

36,786,360

Unallocated assets

4,582,754

Inter-segment assets elimination

(6,341,743

)

Assets - net

35,027,371

Segment liabilities

19,842,203

797,949

922,260

21,562,412

Unallocated liabilities

2,916,036

Inter-segment liabilities elimination

(5,137,497

)

Liabilities - net

19,340,951

Capital expenditure

1,190,459

67,821

113,246

1,371,526

Depreciation and amortization

794,833

60,012

122,107

976,952

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

40.

SUBSEQUENT EVENTS

a.

On April 9, 2007, the Company made the first registration to BAPEPAM for its Fifth Bonds Year 2007 and Sukuk Ijarah Bonds 2007 amounting to Rp1,700,000 and Rp300,000, respectively. The proceeds of these bonds are expected to be received by the end of May 2007.

b.

On April 12, 2007, the Company received the payment amounting to Rp130,813 from the Tax Office for the Company’s 2004 claim for tax refund after offsetting the SKPKBs for the Company’s VAT for the periods January - March 2004 and August - October 2004 and income tax articles 23 and 26 for fiscal year 2004 (Note 7 and 14).

c.

On April 24, 2007, the Company and JP Morgan entered into a currency forward contract with notional amount of US$3,000 or US$6,000 depending on the fixing rate per settlement. Based on the contract:

•

If the USD/IDR spot rate is not traded at or higher than the ceiling rate of Rp9,250 to US$1 (in full amounts), the Company will buy USD principal at the exchange rate of Rp8,960 to US$1 (in full amounts) on the respective settlement dates, whereas:

-    If the strike rate is less than the spot rate, the Company will buy US$3,000.

-    If the strike rate is at or higher than the spot rate, the Company will buy US$6,000.

•

If the USD/IDR spot rate is traded at or higher than the ceiling rate of Rp9,250 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

a.

On May 1, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$1,500 or US$3,000 depending on the fixing rate per settlement. Based on the contract:

•

If the USD/IDR spot rate is at or higher than Rp9,225 to US$1 (in full amounts), there will be no obligation between the Company and StandChart on respective settlement dates.

•

If the USD/IDR spot rate is higher than Rp8,985 and lower than Rp9,225 to US$1 (in full amounts), the Company has the right to buy US$1,500 at Rp8,985 (in full amount) on respective settlement dates.

•

If the USD/IDR spot rate is at or lower than Rp8,985 to US$1 (in full amounts), the Company is obliged to buy US$3,000 at Rp8,985 (in full amount) on respective settlement dates.

a.

On May 3, 2007, the Company and JP Morgan entered into a currency forward contract with a notional amount of US$3,000 or US$6,000 depending on the fixing rate per settlement. Based on the contract:

•

If the current difference between the USD/IDR fixing rate on a monthly fixing date and Rp8,960 to US$1 (in full amounts), accumulated with the differences that resulted from the previous monthly fixing dates over the period from June 25, 2007 to December 24, 2007, is at or less than Rp600 (in full amount), then cash flow on the monthly fixing date will be determined as follows:

-

If the monthly fixing rate is higher than Rp8,960 to US$1 (in full amounts), the Company will buy US$3,000 at Rp8,960 (in full amount)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

40.

SUBSEQUENT EVENTS (continued)

-

If the monthly fixing rate is at or lower than Rp8,960 and higher than Rp8,925 to US$1 (in full amounts), the Company will buy US$6,000 at Rp8,960 (in full amount)

-

If the monthly fixing rate is at or lower than Rp8,925 to US$1 (in full amounts), the Company will buy US$6,000 at Rp9,057 (in full amount).

•

On the first monthly fixing date where the current difference between the USD/IDR fixing rate and Rp8,960 to US$1 (in full amounts), accumulated with the differences that resulted from the previous monthly fixing dates over the period from June 25, 2007 to December 24, 2007, is higher than Rp600 (in full amount),  there is no cash flow on that monthly fixing date. In addition, there will be no cash flow for all the subsequent monthly fixing dates.

a.

On May 10, 2007, the Company and Goldman Sachs Capital Market (“GSCM”) entered into a currency forward contract with notional amount of US$10,000 and IDR/USD fixing rate of Rp8,790 to US$1 (in full amounts). Based on the contract:

•

If the IDR/USD fixing rate is lower than Rp9,400 to US$1 (in full amounts), the Company will buy US$10,000 at Rp8,790 (in full amount) on the respective settlement dates.

•

If the IDR/USD fixing rate is at or higher than Rp9,400 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

a.

As of May 11, 2007, the average buying and selling rate of bank notes published by Bank Indonesia is Rp8,826 to US$1 (in full amounts), while as of March 31, 2007, the average buying and selling rate was Rp9,118 to US$1 (in full amounts). Using the exchange rate as of May 11, 2007, the Companies earned foreign exchange gain amounting to approximately Rp172,277 on the foreign currency liabilities, net of foreign currency assets, as of March 31, 2007 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be converted into rupiah at the rate as of May 11, 2007 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of March 31, 2007 as disclosed in Note 33a are approximately Rp2,411,696, if translated at the rate as of
May 11, 2007.

41.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on May 11, 2007.

101